Filed by Carter Validus Mission Critical REIT, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Carter Validus Mission Critical REIT, Inc.
Commission File No.: 000-54675
The following is a transcript of a recorded message sent to stockholders of Carter Validus Mission Critical REIT, Inc. on July 22, 2019:
___________________________

Hello,
I’m Michael Seton, Chief Executive Officer of Carter Validus, calling with an important message for you as a stockholder of Carter Validus Mission Critical REIT.  In a few days, we will be sending you a packet of information regarding the 2019 special meeting of stockholders. This material describes the key components of the merger you are being asked to vote on, and your input is crucial to the process. The board of directors and management of the company support the merger transaction because we believe it is in your best interest as a stockholder of our company. Please review these documents when you receive them and vote your proxy as soon as possible. Please note, once your account is voted, your name will be removed from any future contact related to this meeting.
Thank you for your time and vote.
Have a splendid day!
___________________________

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”) has filed a Registration Statement on Form S-4 (File No. 333-232275), which has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and which contains a proxy statement of Carter Validus Mission Critical REIT, Inc. (“CVREIT”) and also constitutes a prospectus of CVREIT II. This proxy statement/prospectus will be mailed to CVREIT’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVREIT AND CVREIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVREIT, CVREIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials also are available free of charge by accessing CVREIT’s website (www.cvmissioncriticalreit.com) or by accessing CVREIT II’s website (www.cvmissioncriticalreit2.com).

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. CVREIT can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CVREIT’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to CVREIT or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVREIT or CVREIT II; and other factors, including those set forth in the Risk Factors section of CVREIT’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by CVREIT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CVREIT undertakes no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.